

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Patrick Gruber
Chief Executive Officer
Gevo, Inc.
345 Inverness Drive South
Building C Suite 310
Englewood, Colorado 800112

> **Re: Gevo, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 16, 2024**
> **File No. 333-276515**

Dear Patrick Gruber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ned Prusse